VIA EDGAR

April 5, 2018

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 4561

Re:	Datasea Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 31, 2018
File No. 333-221906

Dear Ms. Woo:

Datasea Inc., a Nevada company, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 12, 2018, regarding the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed for the Staff’s review on January 31, 2018.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Registration Statement, which is filed contemporaneously with the submission of this letter.

Cover Page

1.	Please refer to prior comment 4 and disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your common stock on the cover page of the prospectus.

We respectfully advise the Staff that we have revised to disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of our common stock on the cover page of the prospectus.

Risk Factors

Risks Relating to Our Corporate Structure, page 14

2. We note that Ms. Liu and Mr. Liu are majority shareholders in both the company and the VIE, Shuhai Beijing. Please revise to include a risk factor discussion of how these individuals’ fiduciary duties to the company may conflict with their roles in the VIE. Also, discuss whether or not you have agreements in place to resolve conflicts of interest between the company and VIE and its operations.

We respectfully advise the Staff that we have revised to include a risk factor discussion of how Mr. Liu and Ms. Liu’s fiduciary duties to the company may conflict with their roles in the VIE and whether or not we have agreements in place to resolve conflicts of interest between the company and VIE and its operations on page 16 of the prospectus.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview and Recent Developments, page 32

3. In response to prior comment 8, you provide the termination dates of your agreements with the schools in your response letter. Please revise to include this information in the filing.

We respectfully advise the Staff that we have revised to include the termination dates of the agreements with the schools on page 33 of the prospectus.

Exhibit 23.2

4. Revise the consent of your independent registered public accounting firm to reference the correct opinion date (e.g. October 13, 2017).

We respectfully advise the Staff that we have revised the consent of our independent registered public accounting firm to reference the correct opinion date.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Zhixin Liu
Name: Zhixin Liu
Title: Chief Executive Officer